SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Annual Report on

FORM 11-K

For the year ended December 31, 2002

Commission file number 0-18287

ORBITAL SCIENCES CORPORATION

(Exact name of registrant as specified in charter)

Delaware (State of Incorporation of Registrant)	06-1209561 (I.R.S. Employer I.D. No.)

21839 Atlantic Boulevard
Dulles, Virginia 20166
(Address of principal executive offices)

(703) 406-5000
(Registrant’s telephone number)

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

(Full Title of the Plans)

Report of Independent Auditors

To the Participants and Administrator of the
Deferred Salary and Profit Sharing Plan for
Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia
June 20, 2003

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2002	December 31, 2001

Investments	$143,462,269	$152,360,121

Contributions receivable:

Participant	—	343,561

Company	2,744,139	2,587,963

Net assets available for benefits	$146,206,408	$155,291,645

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2002

Additions to net assets attributable to:

Investment income (loss):

Net depreciation in fair value of investments	$(19,760,772)

Interest on investment contracts	2,361,250

Interest on participant loans	282,582

Net investment loss	(17,116,940)

Contributions:

Participant	11,786,141

Company	6,574,566

Total contributions	18,360,707

Net additions	1,243,767

Deductions from net assets attributable to:

Benefits paid to participants	10,259,509

Administrative expenses	69,495

Total deductions	10,329,004

Net decrease	(9,085,237)

Net assets available for benefits, beginning of year	155,291,645

Net assets available for benefits, end of year	$146,206,408

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS

(1)  Description of Plan

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information required for financial statement purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). All U.S domestic employees of Orbital Sciences Corporation (“Orbital” or the “company”) who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company, and CIGNA serves as the plan custodian.

Contributions

Participants may contribute up to 15% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make contributions to the Plan on an after-tax basis up to 19%, including pre-tax contributions, of total eligible compensation.

The Plan provides for discretionary matching and profit-sharing contributions by the company. The company’s matching contribution is based on the amount and rate of salary-deferral contributions. In 2002, the company matched 100% of each dollar of participant contributions up to 4% of the participant’s compensation in the form of Orbital common stock. Company contributions are made quarterly. The number of shares of common stock contributed to each participant’s account is equal to the dollar amount of the company’s matching contribution divided by the fair market value of Orbital’s common stock on the last business day of each quarter.

Each year the company decides the amount, if any, of its profit-sharing contribution. The profit-sharing contribution is calculated as a percentage of gross pay. A profit-sharing contribution of approximately $1,615,000 was made by the company for 2002 in the form of company common stock.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers nine pooled separate accounts, a mutual fund, an investment contract with guaranteed rate of return and company common stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of employee contributions.

Participants’ Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings/losses, and is charged with an allocation of administrative expenses. Allocations of company contributions, plan earnings/losses and administrative expenses are based on participants’ contributions, earnings or account balances, as applicable as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. For participants who separated from service prior to January 1, 2000, the company’s matching and discretionary contributions, plus earnings thereon, vested equally over a period of five years of employment, as defined. For participants actively employed or hired on or after January 1, 2000, the company’s matching and discretionary contributions, plus earnings thereon, vest equally over a period of three years. Participants vest immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. In 2002, company contributions were reduced by $15,401 from forfeited nonvested accounts. The balance of forfeitures on December 31, 2002 was $398,576.

Payment of Benefits

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or installments over a determined period, as defined in the Plan document. Participants may also withdraw their vested account balances while still in service of the company, as defined in the Plan document.

Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

ERISA. If the Plan were terminated, participants would become immediately 100% vested in their accounts.

Participant Loans

Participants may borrow from their respective participant accounts up to the lesser of 50% of their vested balance or $50,000 reduced by their highest outstanding loan balance in the past 12 months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans accrue interest at a rate commensurate with prevailing rates as determined by the Plan.

(2)  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the CIGNA Fixed Income Fund investment contract, which is valued at contract value. Quoted market prices as of December 31, 2002 and 2001, respectively, are used to value the mutual fund account. Investments in common trust funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. The statement of changes in net assets available for benefits includes the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on these investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The Orbital stock fund is valued at its year-end closing market price. Participant loans receivable are carried at cost, which approximate fair market value.

Contributions Receivable

Contributions receivable are recorded at net realizable value. This takes into consideration any increase or decrease in the company’s stock price from the date of calculation to the date deposited.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2002, certain administrative services, such as legal fees and Plan management costs, were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Such estimates include those regarding fair value. Actual results may differ from those estimates.

(3)  Federal Income Taxes

The Internal Revenue Service has determined and informed the company by letter dated August 23, 2001 that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from Federal income tax. The plan has been amended since receiving the determination letter. The company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(4)  Investments

The following investments represent 5% or more of the Plan’s total net assets available for benefits as of December 31:

	2002	2001

Investments at fair value:

Vanguard Growth and Income Admiral Fund Account	$16,663,267	$—

Orbital Sciences Corporation Common Stock *	14,401,603	7,765,115

Dresdner Large Growth Fund Account	12,052,963	230,858

Fidelity Equity – Income II Fund Account	11,180,548	13,571,980

Janus Worldwide Fund Account	8,761,657	12,701,377

Vanguard Wellington Admiral Fund Account	7,855,549	—

Vanguard Growth and Income Fund Account	—	23,393,399

Fidelity Advisor Growth Opportunities Fund Account	—	17,439,511

Investments at contract value:

CIGNA Fixed Income Fund Account	$50,164,670	$46,993,730

* Non participant directed

During 2002, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Pooled separate accounts	$(18,379,128)

Mutual funds	(862,780)

Orbital Sciences Corporation common stock	(518,864)

Net depreciation	$(19,760,772)

Nonparticipant-Directed Investment:

The Plan’s assets held in Orbital Sciences Corporation common stock are classified as nonparticipant-directed because they include company-directed contributions. Prior to January 1, 2001, company matching and discretionary contributions were made in cash to participant-directed investments. Beginning January 1, 2001, company contributions have been made in Orbital Sciences Corporation common stock. Participants are able to make transfers from Orbital Sciences Corporation common stock to other Plan investments at any time.

Information about the significant components of the changes in the Orbital Sciences Corporation common stock investments for the year ended December 31, 2002 is as follows:

Contributions	$6,964,841

Net depreciation	(518,864)

Benefits paid to participants	(678,672)

Transfers from participant-directed investments, net	929,220

Administrative expenses	(60,037)

$6,636,488

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associates with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(5)  Deposit with Insurance Company

The Plan participates in a contract via an investment in the CIGNA Fixed Income Account, which is valued at contract value. The Plan’s investment in the CIGNA Fixed Income Account is credited with interest at the rate specified in the contract. The effective yield for the six-month periods ended June 30, 2002, December 31, 2002 and December 31, 2001, was 5.25%, 4.70% and 5.85%, respectively. The guaranteed rate of return is stated semi-annually and is guaranteed against change for a six-month period.

(6)  Related Party Transactions

The Plan’s investments are held by CIGNA in an investment contract, pooled separate accounts which invest in various mutual funds, and in Orbital Sciences Corporation common stock. CIGNA is the trustee and the company is the Plan Sponsor as defined by the Plan. As a result, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Purchases of $12,470,008 (including $6,964,841 in contributions) and sales of $3,292,661 of Orbital Sciences Corporation common stock were made during 2002. The market value of Orbital Sciences Corporation common stock at December 31, 2002 and 2001 was $14,401,603 and $7,765,115, respectively.

(7)  Reconciliation of Financial Statements for Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to the Form 5500:

	2002	2001

Net assets available for benefits per the financial statements	$146,206,408	$155,291,645

Less amounts allocated to withdrawing participants	—	(110,344)

Net assets available for benefits per the Form 5500	$146,206,408	$155,181,301

The following is a reconciliation of benefits paid to participants from the financial statements for the year ended December 31, 2002 to the Form 5500:

Benefits paid to participants per the financial statements	$10,259,509

Less amounts allocated to withdrawing participants at December 31, 2001	(110,344)

Other	(9,948)

Benefits paid to participants per the Form 5500	$10,139,217

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

ADDITIONAL INFORMATION
SCHEDULE I

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

Schedule of Assets (Held at End of Year) December 31, 2002

Identity of Issue	Asset Description	Cost	Current Value

Connecticut General Life Insurance Company Retirement & Investment Services (CIGNA) Fixed Income Fund Account *	Investment Contract, 4.70% stated interest rate	$50,164,670	$50,164,670

Fidelity Equity – Income II Fund Account	Pooled Separate Contract	11,192,364	11,180,548

PBHG Growth Fund Account	Pooled Separate Contract	6,871,172	3,295,916

Janus Worldwide Fund Account	Pooled Separate Contract	13,616,588	8,761,657

Berger Small Value Fund Account	Pooled Separate Contract	7,758,163	7,024,902

PIMCO Total Return Fund Account	Pooled Separate Contract	2,740,181	2,870,180

Dresdner Large Growth Fund Account	Pooled Separate Contract	15,212,699	12,052,963

American Century International Growth Fund Account	Pooled Separate Contract	2,186,958	1,855,179

Vanguard Wellington Admiral Fund Account	Pooled Separate Contract	7,955,631	7,855,549

Vanguard Growth and Income Admiral Fund Account	Pooled Separate Contract	17,431,583	16,663,267

Vanguard Explorer Admiral Fund Account	Mutual Fund	3,478,418	3,309,289

Orbital Sciences Corporation *	Common Stock	18,149,135	14,401,603

Participant Loans *	Participant Loans, interest rates ranging from 4.25% to 16.01% and maturity dates ranging from January 2003 to January 2012	—	4,026,546

			$143,462,269

*Denotes a party-in-interest

SIGNATURE

     Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

Dated: June 27, 2003	By: /s/ Hollis M. Thompson Hollis M. Thompson Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23	Consent of PricewaterhouseCoopers LLP (transmitted herewith)